News Release 2003-20	September 19, 2003
TSX - QRL - Queenstake Resources Ltd.
SEC file number 0-24096

JERRITT CANYON RESERVE AND RESOURCE UPDATE

Denver, Colorado - September 19, 2003 - A reconciliation of reserves and resources at Queenstake's 100% owned Jerritt Canyon property as at June 30, 2003, relative to those previously stated as at December 25, 2002 has been prepared and is reported on the attached tabulation. Reserves have been calculated on the basis of a $320 gold price and are based on resources estimated by PAC Kriging, a method that has produced highly reliable resource estimates in the past. The Jerritt Canyon resource and reserve estimates are reported as part of an ongoing rigorous data review program supervised by Mr. Donald Colli, Chief Mine Geologist, and Mr. Mark Odell, Mining Manager, who are appropriate qualified persons as defined by Canadian National Instrument 43-101.

Production by the previous owners in the first half of the year totaled 152,000 ounces while proven and probable reserves for the period decreased by only 56,745 ounces. Total proven and probable reserves at June 30, 2003 are 524,168 ounces compared to 580,913 ounces at December 25, 2002. Measured and indicated resources stand at 1,952,590 ounces, compared to 1,837,685 ounces as reported at December 25, 2002.

The net change in reserves relative to December 2002 is comprised of depletion due to production, additions due to increased definition drilling and inclusion of some blocks of resource which previously met reserve criteria but which were not included in the December 2002 reserve statement. In addition, reevaluation of the stockpile and cessation of stockpile screening have brought additional material to the reserve category while lowering the overall grade of the reserve.

Depletion has been at a lower rate than that of production as some resource material and some material that was neither resource nor reserve was mined during the period. Non reserve resource material provided 24,929 ounces. This is typical of the production pattern at Jerritt, where mineralized material additional to resource is routinely discovered by underground drilling and is frequently developed and mined before being brought to the reserve category.

The pace of development is increasing at Jerritt and over the next few months the results of definition drilling performed from newly developed drifts will be incorporated into a new resource and reserve estimate as at the end of this year.

Queenstake is approaching the end of its first quarter as owner of Jerritt Canyon. Third quarter production is expected at approximately 78,000 ounces. Revenues for the quarter from 73,000 ounces of gold shipped and sold are expected to total $26,400,000, representing an average sale price of $362 per ounce. Cash operating costs are expected to total $265 per ounce. This is a little higher than budgeted and is due mainly to additional administrative costs associated with the acquisition and to the reestablishment of gold inventory post acquisition as inventory at closing was for the account of the sellers. It is anticipated that cash operating costs will normalize in the fourth quarter leading to cash costs of the order of $250 per ounce.

For further information call:
John Haigh 303-297-1557 ext. 105
Email - info@queenstake.com web - www.queenstake.com

Forward looking statement - This news release contains "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this release, and Queenstake's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

			JERRITT CANYON TOTAL MINERAL RESOURCES - JUNE 2003
							Total Measured and
Deposit /area		Measured		Indicated			Indicated Resources				Inferred
	Tons	Oz/st	Con'd Oz	Tons	Oz/st	Cont'd Oz	Tons	Oz/st	Cont'd Oz	Tons	Oz/st	Cont'd Oz
Murray	221,479	0.369	81,714	557,606	0.285	159,002	779,085	0.309	240,716	482,560	0.278	134,364
MCE	15,925	0.486	7,738	57,602	0.331	19,043	73,527	0.364	26,781	63,389	0.365	23,143
SSX	456,954	0.378	172,598	1,913,434	0.279	534,290	2,370,388	0.298	706,888	1,516,578	0.235	356,041
Smith	146,092	0.416	60,813	569,396	0.280	159,616	715,488	0.308	220,429	346,745	0.233	80,880
B-Pit	-	-	-	63,453	0.261	16,574	63,453	0.261	16,574	64,822	0.245	15,849
Smith East	-	-	-	252,769	0.333	84,172	252,769	0.333	84,172	83,127	0.256	21,280
Mahala	-	-	-	212,729	0.342	72,753	212,729	0.342	72,753	263,574	0.239	63,122
Subtotal	840,451	0.384	322,863	3,626,989	0.288	1,045,450	4,467,440	0.306	1,368,313	2,820,795	0.246	694,679
Stockpiles	48,999	0.121	5,927	1,409,721	0.060	84,014	1,458,720	0.062	89,941	-	-	-
Underground
(Polygonal)	-	-	-	1,458,374	0.265	386,333	1,458,374	0.265	386,333	420,012	0.273	114,512
Open Pit
(Polygonal)	-	-	-	683,546	0.158	108,003	683,546	0.158	108,003	76,388	0.127	9,734
TOTAL	889,450	0.370	328,790	7,178,630	0.226	1,623,800	8,068,080	0.242	1,952,590	3,317,195	0.246	818,925

JERRITT CANYON TOTAL MINERAL RESOURCES - DECEMBER 2002
TOTAL	1,102,744	0.370	412,896	5,875,010	0.243	1,424,789	6,977,754	0.263	1,837,685	3,867,388	0.268	1,034,652

	JERRITT CANYON TOTAL PROVEN AND PROBABLE RESERVES - JUNE 2003 (Included in Resources)
	PROVEN			PROBABLE			TOTAL PROVEN AND PROBABLE
Mine	Tons	Oz/St	Cont'd Oz	Tons	Oz/St	Cont'd Oz	Tons	Oz/St	Cont'd Oz
Murray	147,624	0.334	49,281	206,553	0.266	54,849	354,177	0.294	104,130
MCE	16,394	0.401	6,570	20,511	0.358	7,339	36,905	0.377	13,909
SSX	255,162	0.356	90,931	558,987	0.265	148,321	814,149	0.294	239,252
Smith	93,672	0.412	38,585	141,552	0.271	38,351	235,224	0.327	76,936
Stockpiles	48,999	0.121	5,927	1,409,721	0.060	84,014	1,458,720	0.062	89,941
TOTAL	561,851	0.340	191,294	2,337,324	0.142	332,874	2,899,175	0.181	524,168

JERRITT CANYON TOTAL PROVEN AND PROBABLE RESERVES - DECEMBER 2002 (Included in Resources)
TOTAL	668,635	0.375	250,474	1,794,885	0.184	330,439	2,463,520	0.236	580,913